                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1) *

                        CHIEF CONSOLIDATED MINING COMPANY
                                (Name of Issuer)

                    CONVERTIBLE COMMON STOCK, $0.50 par value
                         (Title of Class of Securities)

                                   168628 10 5
                                 (CUSIP Number)

                              Lori L. Lasher, Esq.
         Reed Smith LLP, 2500 One Liberty Place, Philadelphia, PA 19103
                                 (215) 851-8136
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 1 OF 8 Pages
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1       NAME OF REPORTING PERSON      DIMELING, SCHREIBER & PARK
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   23-2460636
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS
        AF/OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E) [ ]
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6       CITIZENSHIP OR PLACE OF ORIGINATION
        Commonwealth of Pennsylvania
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                    7       SOLE VOTING POWER
                            4,060,000 shares of Convertible Common Stock
    NUMBER OF       ------------------------------------------------------------
      SHARES        8       SHARED VOTING POWER
   BENEFICIALLY             None.
     OWNED BY       ------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER
    REPORTING               4,060,000 shares of Convertible Common Stock
      PERSON        ------------------------------------------------------------
       WITH         10      SHARED DISPOSITIVE POWER
                            None.
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11      AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,060,000 shares of Convertible Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        100% of Convertible Common Stock
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14      TYPE OF REPORTING PERSON
        PN
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
                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 2 OF 8 Pages
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      Item 1. Security and Issuer.

            This Schedule 13D report relates to the Convertible Common Stock, par value $0.50 per share of Chief Consolidated Mining Company (the "Issuer"). The principal executive offices of the Issuer are located at 15988 Silver Pass Road, P.O. Box 51, Eureka, Utah 84628.

      Item 2. Identity and Background.

            (a) This statement is filed by Dimeling, Schreiber & Park, a Pennsylvania general partnership ("DS&P").

            (b) The principal address of DS&P is 1629 Locust Street, Philadelphia, Pennsylvania, 19103.

            (c) DS&P's principal business is the acquisition of, or investment in, various portfolio companies.

            (d) DS&P has not been convicted in a criminal proceeding during the last five years.

            (e) DS&P has not been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

            The funds for the initial acquisition of 3,500,000 shares of the Issuer's Convertible Common Stock by DS&P were provided by Dimeling, Schreiber & Park Reorganization Fund II., L.P., a Delaware limited partnership of which DS&P is the general partner. The amount of funds concerned in the acquisition of such securities as of the date of this report, totals approximately $7,000,000.00. The subsequent acquisition of 560,000 shares of the Issuer's Convertible Common Stock was accomplished by a stock dividend payable on the initial shares.

      Item 4. Purpose of Transaction.

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 3 OF 8 Pages
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            The shares of Convertible Common Stock of the Issuer were acquired by DS&P for investment purposes.

            a. DS&P has the right to acquire in the future 5,000,000 additional shares of Issuer's Convertible Common Stock for approximately $10,000,000.00, upon the satisfaction of certain terms and conditions as outlined in the certain Stock Purchase Agreement entered into by and between Issuer and DS&P, dated as of November 19, 1999 (the "Stock Purchase Agreement").

            In conjunction with the acquisition of Issuer's Convertible Common Stock, DS&P was granted a warrant to purchase additional shares of Issuer's Common Stock, pursuant to that certain Warrant Agreement entered into by and between Issuer and DS&P, dated as of November 19, 1999 (the "Warrant"). Upon the exercise of the Warrant, and assuming the acquisition of the 5,000,000 shares of Convertible Common Stock referenced herein and the conversion of all Convertible Common Stock held by DS&P into Common Stock, DS&P would hold 68% of Issuer's outstanding Common Stock, on a fully diluted basis.

            b. DS&P has no plans or proposals which would result in an extraordinary corporate transaction.

            c. DS&P has no plans or proposals which would result in a sale or transfer of a material amount of Issuer's assets or any of its subsidiaries.

            d. The Issuer's articles of incorporation were amended to provide for a maximum of seven, and a minimum of three, directors. Three of DS&P's principals, Christopher A. Arnold, Richard R. Schreiber and William R. Dimeling, were elected to Issuer's board of directors on December 30, 1999. On October 17, 2001, Steven G. Park, also a principal of DS&P, replaced Mr. Dimeling on the Issuer's board. Messrs. Arnold, Schreiber and Park were re-elected to the Issuer's board of directors at the Issuer's last shareholder meeting on December 12, 2001. DS&P has no plans to make any additional changes to Issuer's board of directors.

            e. Thirty million (30,000,000) shares of Convertible Common Stock were authorized by an amendment to the Issuer's articles of incorporation, each share entitled to one vote per share of Common Stock into which such Convertible Common Stock can be converted. Each share of Convertible Common Stock is convertible into one fully paid and non-assessable share of Common Stock of Issuer, subject to certain anti-dilution provisions. Issuer's articles of incorporation were also amended to authorize the issuance of that number of shares of Common Stock necessary to accommodate conversion of Issuer's Convertible Common Stock.

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 4 OF 8 Pages
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            It is possible that the Issuer's articles of incorporation may have to be amended in the future to increase the Issuer's authorized Common Stock to meet its dividend and other obligations under the Stock Purchase Agreement and the Warrant.

                  In addition, Issuer's articles of incorporation were amended authorizing:

                  i. an eight annual percent (8%) dividend on the Convertible Common Stock, payable annually in additional shares of Convertible Common Stock; provided however that at such time as DS&P owns 68% of the Issuer's Common Stock, no further dividends will be paid on Convertible Common Stock,

                  ii. a prohibition on the issuance of any dividends until the earlier of : (x) a minimum of 8,500,000 shares of Convertible Common Stock is issued and outstanding; or
                        (y) December 31, 2002,

                  iii.  cumulative dividends on Convertible Common Stock,

                  iv. the right of holders of Common Stock to receive dividends and distributions when, as and if declared by Issuer's board of directors for that purpose so long as equivalent dividends and distributions are made to the holders of Convertible Common Stock, and dividends in the form of Convertible Common Stock are paid only to holders of Convertible Common Stock.

            The Issuer's articles of incorporation were also amended to provide that upon any liquidation, dissolution or winding up of Issuer, no distribution shall be made to the holders of the Common Stock of Issuer unless first, the holders of the Issuer's Preferred Stock shall have received an aggregate amount equal to $0.50 per share of Preferred Stock then held, and then the holders of the Issuer's Convertible Common Stock shall have received an aggregate amount equal to $2.00 per share of Convertible Common Stock then held, plus an amount equal to all declared but unpaid dividends thereon (dividend policy referenced in Item 4(e) hereof).

            In the event the assets to be distributed to the holders of Convertible Common Stock are insufficient to permit the payment to holders of the full preferential amount aforesaid, then all the assets of Issuer to be distributed to the holders of the Convertible Common Stock shall be distributed on a pro rata basis in accordance with their respective holdings of Convertible Common Stock.

            The rights of the holders of the Convertible Common Stock to the liquidation preference are subordinate only to the rights of the holders of Issuer's outstanding Preferred Stock to receive an aggregate amount of $0.50 per share upon the liquidation, dissolution or winding up of Issuer.

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 5 OF 8 Pages
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            In the event that assets of Issuer remain after distribution to holders of Preferred Stock and the holders of the Convertible Common Stock to the extent of their respective preferences, the holders of each class of stock shall be entitled to distribution of such assets on a pro rata basis in accordance with their holdings.

            f. DS&P has no plans or proposals which would result in a material change in issuer's present business or corporate structure.

            g. DS&P has no plans or proposals which would result in changes in Issuer's corporate charter, bylaws or instruments corresponding thereto, other than those described in this Item 4.

            h. DS&P has no plans or proposals which would result in the de-listing of a class of Issuer's securities from a national securities exchange or which would result in such securities ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

            i. DS&P has no plans or proposals which would result in a class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

            j. DS&P has no plans or proposals which would result in any action similar to those enumerated in this Item 4.

      Item 5. Interest in Securities of the Issuer.

            a. DS&P presently owns the 4,060,000 shares of Issuer's Convertible Common Stock described above. The 4,060,000 shares of Convertible Common Stock represent 100% of the currently outstanding class of Issuer's Convertible Common Stock and 28.5% of the Issuer's common stock on a fully diluted basis.

            Two of the three principals of DS&P, Messrs. Schreiber and Park, each own 200 shares of Issuer's Common Stock. The third principal, Mr. Arnold, holds 5,700 shares of Issuer's Common Stock. Each of the three principals holds options to purchase 60,000 shares of Issuer's Common Stock. These 186,100 shares represent 1.8% in the aggregate of Issuer's currently outstanding Common Stock.

            DS&P has the right to acquire 5,000,000 additional shares of Issuer's Convertible Common Stock pursuant to the terms of the Stock Purchase Agreement, contingent upon the conditions contained therein. Assuming satisfaction of those terms and conditions, upon the acquisition of those additional shares of Issuer's Convertible Common Stock and/or upon exercise of the Warrant, DS&P would continue to hold 100% of the outstanding class of Issuer's Convertible Common Stock.

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 6 OF 8 Pages
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            DS&P also holds the Warrant which entitles DS&P to purchase, upon satisfaction of certain terms and conditions, that number of additional shares of Issuer's Common Stock which would place DS&P's holdings of Issuer at 68% of Issuer's outstanding Common Stock, on a fully diluted basis, assuming DS&P's acquisition of the 5,000,000 additional shares of Convertible Common Stock referenced herein and the conversion of all Convertible Common Stock held by DS&P into Common Stock.

            b. DS&P has the sole power to vote or to direct the vote of the 4,060,000 shares of Convertible Common Stock referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

            Each of Messrs. Schreiber and Park has the sole power to vote or to direct the vote of his 200 shares of Common Stock and 60,000 options to purchase shares of Common Stock referred to in Item 5(a) above. Mr. Arnold has the sole power to vote or direct the vote of his 5,700 shares of Common Stock and 60,000 options to purchase shares of Common Stock referred to in Item 5(a) above. Each of Messrs. Arnold, Schreiber and Park has the sole power to dispose or direct the disposition of such shares and options.

            Upon exercise of the Warrant, DS&P will have the sole power to vote or to direct the vote of the shares of Common Stock referred to in Item 5(a) above, and will have the sole power to dispose or direct the disposition of such shares. Additionally, upon acquisition, DS&P will have the sole power to vote or to direct the vote of the 5,000,000 shares of Convertible Common Stock referred to in Item 5(a) above, and will have the sole power to dispose or direct the disposition of such shares.

            c. During the past sixty days, the only transaction involving Issuer's Convertible Common Stock was DS&P's acquisition of 280,000 shares of Issuer's Convertible Common Stock pursuant to the annual stock dividend described above. Transactions by each of Messrs. Arnold, Schreiber & Park within the past sixty days involving Issuer's Common Stock:

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 7 OF 8 Pages
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
                                                      AMOUNT OF   EXERCISE PRICE
           DATE                 CLASS OF SHARES       SHARES      PER SHARE
           ----                 ---------------       ------      ---------
           December 12, 2001    Option to Purchase    60,000      $2.90
                                Common Stock

            d. No other person is known to DS&P to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,060,000 shares of Issuer's Convertible Common Stock described above.

            e. Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relations with Respect to the Securities of the Issuer

            DS&P and the Issuer are parties to the following contracts, relating to the Issuer's securities:

            a. Stock Purchase Agreement. The Stock Purchase Agreement outlines terms and conditions whereby DS&P purchased 3,500,000 shares of Issuer's Convertible Common Stock for approximately $7,000,000.00. This contract required Issuer to amend its articles of incorporation as detailed above in Item 4. Upon satisfaction of certain other terms and conditions, DS&P has the right to purchase an additional 5,000,000 shares of Issuer's Convertible Common Stock for approximately $10,000,000.00 in the future.

            b. Warrant. As outlined above, the Warrant allows DS&P, assuming that it purchases a total of 8,500,000 shares of Issuer's Convertible Common Stock, to purchase enough Common Stock of Issuer as so to own 68% of Issuer's outstanding Common Stock on a fully diluted basis.

            c. Registration Rights Agreement. Pursuant to the certain Registration Rights Agreement by and between DS&P and Issuer dated November 19, 1999 (the "Registration Rights Agreement"), DS&P is given three demand registration rights and one piggyback registration right for its holdings of Issuer's Convertible Common Stock (assuming conversion into Issuer's Common Stock).

      Item 7. Materials to be Filed as Exhibits

            a. Issuer's Amended and Restated Articles of Incorporation, dated December 30, 1999.*

            b.    Stock Purchase Agreement.*

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 8 OF 8 Pages
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            c.    Warrant.*

            d.    Registration Rights Agreement.*


            *     - Previously filed.

                                  SCHEDULE 13D
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CUSIP NO. 168628 10 5                                          Page 9 OF 8 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

      DATED:    January 28, 2002.

                                        DIMELING, SCHREIBER & PARK


                                        By: /s/ Christopher A. Arnold
                                           -------------------------------------
                                        Name:  Christopher A. Arnold
                                        Title: Principal